Filed Pursuant to Rule 253(g)(2)

File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 1 DATED AUGUST 23, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•                  Updates to our Quarterly Redemption Plan

Quarterly Redemption Plan

We are modifying certain terms of the quarterly redemption plan as follows:

While you should view your investment as long-term, we have adopted a redemption plan, whereby shareholders may require that we redeem up to 25% of their shares quarterly while this offering is ongoing.  During the first 3 years of our operation (following the record date of the first purchase of common shares by a person other than our Sponsor), the per share redemption price will be calculated based on the lesser of $9.50 or the most current NAV per share value.  Beginning on the third anniversary of our operation, the per share redemption price will be calculated based on the most current NAV per share value.  Shares may not be redeemed until they have been held for at least six months.  The redemption price will be subject to the following price discounts depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price (As Percentage of Per Share Redemption Price) (1)
Less than 6 months	No redemption allowed
6 months until 2 years	95%
2 years until 3 years	96%
3 years until 4 years	97%
4 years until 5 years	99%
5 years or more	100%

(1) The Effective Redemption Price will be rounded down to the nearest $0.01.